CERTIFICATION PURSUANT TO
18 U.S.C. s.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Organigram Holdings Inc. (the "Company") on Form 40-F for the period ended August 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Beena Goldenberg, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 28, 2022

By:
/s/ Beena Goldenberg
Beena Goldenberg
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Organigram Holdings Inc. and will be retained by Organigram Holdings Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. s.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Organigram Holdings Inc. (the "Company") on Form 40-F for the period ended August 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Derrick West, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 28, 2022

By:
/s/ Derrick West
Derrick West
Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Organigram Holdings Inc. and will be retained by Organigram Holdings Inc. and furnished to the Securities and Exchange Commission or its staff upon request.